UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

GENTEK INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

37245X203

(CUSIP Number)

Robert D. Denious

2000 Town Center

Suite 2450

Southfield, MI 48075

(248) 213-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)

CUSIP NO. 37245X203

1.	Names of Reporting Persons Questor Partners Fund II, L.P. I.R.S. Identification Nos. of above persons (entities only).
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 456,601 8. Shared Voting Power 30,145 9. Sole Dispositive Power 456,601 10. Shared Dispositive Power 30,145

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,746
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 37245X203

1.	Names of Reporting Persons Questor Side-by-Side Partners II, L.P. I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 21,885 8. Shared Voting Power 464,861 9. Sole Dispositive Power 21,885 10. Shared Dispositive Power 464,861

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,746
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 37245X203

1.	Names of Reporting Persons Questor Side-by-Side Partners II 3(c)(1), L.P. I.R.S. Identification Nos. of above persons (entities only)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 8,260 8. Shared Voting Power 478,486 9. Sole Dispositive Power 8,260 10. Shared Dispositive Power 478,486

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 486,746
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 4.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP NO. 37245X203

Item 1. Security and Issuer.

The title of the class of equity securities to which this Amendment No. 2 to the Schedule 13D filed November 20, 2003 and amended July 26, 2005 relates is Common Stock, no par value per share (“Common Stock”), of GenTek Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is Liberty Lane, Hampton, New Hampshire 03842.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of August 8, 2005, the Questor Entities and the Questor Directors may be deemed to own beneficially (i) 483,536 shares of Common Stock, (ii) 2,157 shares of Common Stock issuable upon exercise of 2,157 Tranche B Warrants (the “Tranche B Warrants”), and (iii) 1,053 shares of Common Stock issuable upon exercise of 1,053 Tranche C Warrants (the “Tranche C Warrants,” and, together with the Tranche B Warrants, the “Warrants”).

Questor Partners II is the direct beneficial owner of (i) 453,589 shares of Common Stock which were issued pursuant to the Plan, (ii) 2,024 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iii) 988 shares of Common Stock issuable upon exercise of its Tranche C Warrants. Questor SBS II is the direct beneficial owner of (i) 21,739 shares of Common Stock which were issued pursuant to the Plan, (ii) 97 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iii) 49 shares of Common Stock issuable upon exercise of its Tranche C Warrants. Questor 3(c)(1) is the direct beneficial owner of (i) 8,208 shares of Common Stock which were issued pursuant to the Plan, (ii) 36 shares of Common Stock issuable upon exercise of its Tranche B Warrants, and (iii) 16 shares of Common Stock issuable upon exercise of its Tranche C Warrants.

The Questor Entities may be deemed to be acting as a group with regard to the Common Stock that is beneficially owned by the Filing Persons. In light of the foregoing, based on the number of shares of Common Stock reported as outstanding by the Company in its Report on Form 10-Q for the quarter ended March 31, 2005, the Questor Entities and the Questor Directors may be deemed to own beneficially 4.8% of the Common Stock as calculated pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended.

(b) Each Filing Person has the sole power to vote or to direct the vote and to dispose or direct the disposition, or has the shared power to vote or direct the vote and to dispose or to direct the disposition, of shares of Common Stock beneficially owned by such Filing Person as indicated on pages 2 to 4 above.

(c) Since June 10, 2005 (60 days prior to the date hereof) Questor Partners II effected the following transactions on NASDAQ: (i) on July 12, 2005 it sold 44,371 shares of Common Stock at $10.24219 per share, (ii) on July 13, 2005 it sold 2,533 shares of Common Stock at $10.09 per share, (iii) on July 20, 2005 it sold 28,142 shares of Common Stock at $10.4678 per share, (iv) on July 21, 2005 it sold 2,345 shares of Common Stock at $10.2932 per share, (v) on July 22, 2005 it sold 65,783 shares of Common Stock at $10.2592 per share, (vi) on July 25, 2005

CUSIP NO. 37245X203

it sold 6,566 shares of Common Stock at $10.135 per share, (vii) on July 26, 2005 it sold 5,159 shares of Common Stock at $10.0278 per share, (viii) on July 29, 2005 it sold 1,595 shares of Common Stock at $10.0 per share, (ix) on August 1, 2005 it sold 4,503 shares of Common Stock at $10.02 per share, and (x) on August 4, 2005 it sold 73,520 shares of Common Stock at $9.80 per share. Since June 10, 2005 Questor SBS II effected the following transactions on NASDAQ: (i) on July 12, 2005 it sold 2,126 shares of Common Stock at $10.24219 per share, (ii) on July 13, 2005 it sold 121 shares of Common Stock at $10.09 per share, (iii) on July 20, 2005 it sold 1,349 shares of Common Stock at $10.4678 per share, (iv) on July 21, 2005 it sold 112 shares of Common Stock at $10.2932 per share, (v) on July 22, 2005 it sold 3,153 shares of Common Stock at $10.2592 per share, (vi) on July 25, 2005 it sold 315 shares of Common Stock at $10.135 per share, (vii) on July 26, 2005 it sold 248 shares of Common Stock at $10.0278 per share, (viii) on July 29, 2005 it sold 76 shares of Common Stock at $10.0 per share, (ix) on August 1, 2005 it sold 216 shares of Common Stock at $10.02 per share, and (x) on August 4, 2005 it sold 3,523 shares of Common Stock at $9.80 per share. Since June 10, 2005 Questor 3(c)(1) effected the following transactions on NASDAQ: (i) on July 12, 2005 it sold 803 shares of Common Stock at $10.24219 per share, (ii) on July 13, 2005 it sold 46 shares of Common Stock at $10.09 per share, (iii) on July 20, 2005 it sold 509 shares of Common Stock at $10.4678 per share, (iv) on July 21, 2005 it sold 43 shares of Common Stock at $10.2932 per share, (v) on July 22, 2005 it sold 1,190 shares of Common Stock at $10.2592 per share, (vi) on July 25, 2005 it sold 119 shares of Common Stock at $10.135 per share, (vii) on July 26, 2005 it sold 93 shares of Common Stock at $10.0278 per share, (viii) on July 29, 2005 it sold 29 shares of Common Stock at $10.0 per share, (ix) on August 1, 2005 it sold 81 shares of Common Stock at $10.02 per share, and (x) on August 4, 2005 it sold 1,331 shares of Common Stock at $9.80 per share.

(d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Filing Persons.

(e) On August 4, 2005, the Filing Persons ceased to be more than 5% beneficial owners of the outstanding Common Stock of the Company.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following thereto:

1	Agreement of Joint Filing among the Filing Persons, dated as of August 9, 2005.

CUSIP NO. 37245X203

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2005
QUESTOR PARTNERS FUND II, L.P. a Delaware limited partnership

	By:	Questor General Partner II, L.P. its General Partner

	By:	Questor Principals II, Inc. its General Partner

	By:	/s/ Robert D. Denious
	Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II, L.P. a Delaware limited partnership

	By:	Questor Principals II, Inc. Its General Partner

	By:	/s/ Robert D. Denious
	Title:	Managing Director

QUESTOR SIDE-BY-SIDE PARTNERS II 3(C)(1), L.P. a Delaware limited partnership

	By:	Questor Principals II, Inc. Its General Partner

	By:	/s/ Robert D. Denious
	Title:	Managing Director

CUSIP NO. 37245X203

EXHIBIT INDEX

1	Agreement of Joint Filing among the Filing Persons, dated as of August 9, 2005.